UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 11)

                              Cavalier Homes, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                  149507 - 105
                                 (CUSIP Number)

                          Copies of Communications To:

                                David A. Roberson
                              Cavalier Homes, Inc.
                                  P. 0. Box 300
                             Addison, Alabama 35540
                                 (205) 747-1575
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 17, 1997
            (Date of Event Which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

    Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.  149507 105

------------------------------------------------------------------------

1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
    PERSON

           Barry B. Donnell
           S.S. Identification No. ###-##-####
------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)

                                                         (a)______
                                                         (b)______
------------------------------------------------------------------------

3.  SEC USE ONLY
------------------------------------------------------------------------

4.  SOURCE OF FUNDS
    (See Instructions)

    OO
------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)  _____

------------------------------------------------------------------------

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
------------------------------------------------------------------------

NUMBER OF                   7.  SOLE VOTING POWER
SHARES
BENEFICIALLY                        813,515
OWNED BY                   ---------------------------------------------
EACH                        8.  SHARED VOTING POWER
REPORTING
PERSON                               15,000
WITH                       ---------------------------------------------
                            9. SOLE DISPOSITIVE POWER

                                    813,515
                           ---------------------------------------------
                           10. SHARED DISPOSITIVE POWER

                                     15,000
------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       828,515
------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) _____

------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.6%
------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON
    (See Instructions)

                        IN
------------------------------------------------------------------------


Introductory Statement.

    Pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Schedule 13D, as heretofore amended (the "Schedule 13-D"), previously filed by Barry B. Donnell (the "Reporting Person") is hereby amended as described herein. Except as amended hereby, the Schedule 13-D as previously filed shall remain in effect.

Item 1. Security and Issuer.

     This Amendment No. 11 to Schedule 13D relates to the shares of common stock, par value $0.10 per share (the "Common Stock") of Cavalier Homes, Inc. (the "Company"). The principal executive offices of the Company are located at Highway 41 North & Cavalier Road, Addison, Alabama, 35540.


Item 3. Source and Amount of Funds or Other Consideration.

    Item 3 of the Schedule 13D, as heretofore amended, is hereby amended as follows:

    On October 16, 1996, the Reporting Person gifted 15,000 shares (adjusted for the November 15, 1996 five for four stock split)to the Donnell Foundation of which the Reporting Person is co-trustee.

    On January 17, 1997, the Reporting Person was granted an option to purchase 125,000 shares of Common Stock at an exercise price of $10.625 per share pursuant to the Cavalier Homes, Inc. 1996 Key Employee Stock Incentive Plan. The options will become available for exercise on July 17, 1997.


Item 5. Interest in Securities of the Issuer.

    Item 5 of the Schedule 13D, as heretofore amended, is hereby amended as follows:

    For purposes of computing the percentage of shares beneficially owned by the Reporting Person, shares which the Reporting Person has the right to acquire within sixty days of this filing are deemed to be outstanding as of the date of this filing. Therefore, the percentage of Shares beneficially owned has been computed on the basis of 12,533,132 shares of Common Stock outstanding on July 17, 1997, based upon information provided by the Company. The number of shares outstanding and the number of shares reported as beneficially owned by the Reporting Person have been adjusted to reflect a five-for-four stock split effected by the Company on November 15, 1996.

     (a) The Reporting Person is the beneficial owner of 813,515 shares of Common Stock owned directly by him, and 15,000 shares of Common Stock owned indirectly by him, constituting 6.6% of the shares of Common Stock outstanding, as determined above. On October 16, 1996, the Reporting Person gifted 15,000 shares(adjusted for the November 15, 1996 five for four stock split) of Common Stock to the Donnell Foundation of which the Reporting Person is co-trustee. On January 17, 1997, the Reporting Person was granted an option to purchase 125,000 shares of Common Stock, at an exercise price of $10.625 per share, pursuant to the Company's 1996 Key Employee Stock Incentive Plan. The shares of Common Stock to be acquired upon the exercise of such options are being reported as beneficially owned by the Reporting Person, as they are exercisable as of the date hereof or within 60 days thereafter.

     (b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 813,515 shares of Common Stock held directly by him. The Reporting Person has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,000 shares of Common Stock held by the Donnell Foundation, of which the Reporting Person is co-trustee.

     (c) Since the filing of Amendment No. 10 to Schedule 13D, the Reporting Person has effected the following transactions in the Common Stock:


                                No. of            Type of              Price
          Date                  Shares          Transaction          Per Share

          October 16, 1996       15,000*        Gift of Stock           N/A

          January 17, 1997      125,000         Grant of Stock          N/A
                                                Option under
                                                the 1996 Key
                                                Employee Stock
                                                Incentive Plan


* Reflects an adjustment for the November 15, 1996 five-for-four stock split

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: July 17, 1997



                                     /S/ Barry B. Donnell
                                     ---------------------------
                                     Barry B. Donnell